EXHIBIT 99.1

FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy

VP, Corporate Communications

ViryaNet

(508) 490-8600

VIRYANET SIGNS AN AMENDMENT TO ITS ASSETS PURCHASE AGREEMENT WITH E-WISE SOLUTIONS

Southborough, Massachusetts — July 7, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has signed an amendment to the terms of its Assets Purchase Agreement with e-Wise Solutions, previously announced on June 15, 2005.

Under the terms of the amendment, ViryaNet may, in its sole discretion and at any time but no later than October 15, 2005, elect to pay the additional consideration notwithstanding the achievement by e-Wise of certain performance objectives for FY 2005 which have been agreed to in the Assets Purchase Agreement. If ViryaNet elects to exercise this option, the additional consideration, payable in ViryaNet’s Ordinary Shares, shall be reduced by 10% and shall be US$630,000 instead of US$700,000.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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